
GROGURU
2021 Report

Dear investors,

We've got the financial numbers covered, so tell your investors in human words how this past year went for you. It's possible that it's been a while since they heard from you, so remind them why they believed in you in the first place!

We need your help!

Spread the message about GroGuru to other impact investors. Our solutions save water, increase crop yield and crop security, and improve sustainability. We help farmers and the planet. We used the downturn related to Covid to expand our market footprint, deliver our stand-alone SaaS offering, and gain market share.

Sincerely,

Farooq Anjum

Board members

Patrick Henry

President & CEO

Our Mission

We hope to be the leader in strategic irrigation management for commercial farmers, broadening our scope of monitoring and recommendations to other proprietary data sources including micronutrients in the soil.

See our full profile

How did we do this year?

Report Card

B-

The Good

- Survived Covid
- Doubled SaaS subscribers
- Inked some very important strategic partnerships

The Bad

- Capital raise
- Sales growth - impacted by Covid

2021 At a Glance

January 1 to December 31


$$$$




IOU!

$838,528 +36%
Revenue

-$1,457,336
Net Loss

$3,024,931 [6%]
Short Term Debt



$955,091
Raised in 2021



$60
Cash on Hand
As of 12/31/21

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

GroGuru helps farmers make more money by increasing crop yield while saving water and other scarce resources in a sustainable way.

We hope to be the leader in strategic irrigation management for commercial farmers, broadening our scope of monitoring and recommendations to other proprietary data sources including micronutrients in the soil.

Milestones

GroGuru, Inc. was incorporated in the State of Delaware in June 2014.

Since then, we have:

- 🤖 Cutting edge Artificial Intelligence & Software as a Service platform - 1st season payback period

- 🌏 Global Impact - Significant Water Savings and Increased Food Security from crop yield increases

- 💰 GroGuru stands out in the global agriculture industry, which generates $2.4 trillion annually

- 🚜 Patented technology - 30x improvement in scalability - 30% water efficiency

improvement

- 🇺🇸 4,000+ sensors deployed across 200+ customers in the US
- 😮 Existing customers represent 1 million deployable acres and a dealer footprint of 5 million acres
- 👔 Team brings extensive technical and domain expertise in wireless, AI, SaaS and crop science

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $838,528 compared to the year ended December 31, 2020, when the Company had revenues of $617,986. Our gross margin was 29.96% in fiscal year 2021, compared to -0.88% in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $749,904, including $22,643 in cash. As of December 31, 2020, the Company had $1,226,363 in total assets, including $483,012 in cash.
- *Net Loss.* The Company has had net losses of $1,457,336 and net losses of $2,912,074 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $3,068,406 for the fiscal year ended December 31, 2021 and $6,998,358 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $416,200 in debt, $955,091 in equity, $2,345,000 in convertibles, and $1,456,007 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

GroGuru, Inc. cash in hand is $60, as of December 2021. Over the last three months, revenues have averaged $45,000/month, cost of goods sold has averaged

months, revenues have averaged $45,000/month, cost of goods sold has averaged $20,000/month, and operational expenses have averaged $20,000/month, for an average net margin of $5,000 per month. Our intent is to be profitable in 12 months.

Revenue rebounded from 2020 when we were heavily impacted by Covid19. We have accelerated our software as a service revenue ramp and added additional channel partners in support of revenue growth. We signed-on several new strategic partners that increase the coverage areas and importance of our product to key target customers.

We expect Revenue 1H2022 to be $750,000. We expect Revenue in the full year 2022 to be $1,500,000 - $2,000,000. We expect expenses for 1H to be $450,000 and full-year 2022 to be $900,000.

We need an additional $3,000,000 to $5,000,000 to reach profitability. If we raise on the lower end of this range, we will focus more on expense containment versus a more aggressive plan for revenue expansion.

For additional sources of capital, we generate cash from revenue including hardware sales and our software as a service business.

Any projections mentioned above are forward-looking and cannot be guaranteed.

Net Margin: -174% **Gross Margin: 30%** **Return on Assets: -194%** **Earnings per Share: -$0.05**

Revenue per Employee: $76,230 **Cash to Assets: 3%** **Revenue to Receivables: 1,179%** **Debt Ratio: 409%**

2020-2019_Groguru_Inc._Audit__final_v1.1_.pdf

GROGURU__INC.-_audited_FS__21.pdf

We ♥ Our 1825 Investors

Thank You For Believing In Us

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Mohamed Almheiri
Ricky Scarborough
Hien Lam
Senthilkumar BALASUND...
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Glen Mendez
Deepak Kumar Balasubra...
Gordon Merrick
Lokesh Wuluvarana
Gary Barretta
Jacquessaint Jean Jacques
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Deven Patel
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David Hill
Lucie Eos
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Tay Chye Hwi Jim
Jamie Paananen
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Neel Nagrik
R Kim
Blaine Kloeckner
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Steven Couch
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Jeff Rimmel
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Sheree Current
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Kim Hardin
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Peter FERRENTINO
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Martin Wagner
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Dan K Wolfe
Chrissy Chandler
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Donna Heath
Anthony DeBiase
Michael Muller
Ray Wirta
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S R
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Alan Artley
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Salif Bobby Kone
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Benjamin Chambliss
Gabor Sztvorecz
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Jonathan Wright
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Rene Weber
Fabio Ordigoni
Maria L BECERRA
Kevin Flanders
Ray Huber Jr
Sarah Ferrick
Gerald Roeder
Cole Irwin
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Stefania Calabrese
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Satish Nayak
Ronald Meyers
Geogy Philip
Max Rudman
Tony Rivas
Marilyn Monter
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Mark Bos
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Linda Mitchell
Eric Twitty
Stephen PODMASKA
Michael Harris
Grahame Harlow
Geoffrey John Otypka
Nicola Onassis
Adeyemi Alabi
Michael C BAZAREWSKY
Robert Katilas
Clarence Disharoon
Jeffrey Wasco

Thank You!

From the GroGuru Team



Patrick Henry
President & CEO







Farooq Anjum, PhD

VP of Engineering & CTO

20+ years experience building complex systems. Designed wireless networks in 30+ countries. Published 60+ papers, wrote 2 books, and awarded 15 patents. Ph.D. in Electrical and Computer Engineering from University of Maryland College Park.

in



Jeff Campbell, PhD

Chief Scientific Officer

Inventor of 19 patents from various soil sensors amd the Stevens Hydraprobe. Ph.D. in physics from Dartmouth College.

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David Sloane, PhD

Chief Agronomist

20 years of experience in irrigation agronomy. Ph.D. in Agronomy from University of Adelaide in Australia.

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Vince Ferrante

VP Sales

20 years of experience selling complex system solutions products. Founded Martek, a rep company that he sold Ewing Foley.

in

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Rory Moore	CEO @ EvoNexus	2019
Farooq Anjum	VP of Engineering and CTO @ GroGuru, Inc.	2014
Patrick Henry	President & CEO @ GroGuru, Inc.	2018

Officers

OFFICER	TITLE	JOINED
Farooq Anjum	CTO	2014
Patrick Henry	President CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Jeff Campbell	5,579,001 Common Stock	20.8%
Patrick Henry	6,275,000 Common Stock	23.3%
Farooq Anjum	10,303,375 Common Stock	37.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION

12/2018	$1,456,007	Safe	Section 4(a)(2)
09/2019	$0	Warrant	Section 4(a)(2)
03/2020	$2,345,000		Section 4(a)(2)
05/2020	$208,100		Other
06/2020	$949,211		506(c)
08/2020	$1,070,000		4(a)(6)
08/2021	$955,091	Preferred Stock	Regulation Crowdfunding
01/2022	$208,100		Other
	$332,394		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
03/14/2020	$2,345,000	6.0%	20.0%	$6,000,000	03/14/2022

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
SBA	05/06/2020	$208,100	$0	0.0%		
SBA	01/31/2022	$208,100	$208,100	0.0%	04/30/2022	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	40,000,000	26,822,121	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	354,674
Options:	8,459,314

Risks

We are a growth startup company and are not currently profitable. We expect to need to raise additional capital to further develop our business. We can give no assurance that we will successfully negotiate or obtain additional financing on terms favorable or acceptable to us, or at all. We do not have any commitments for additional financing. Our ability to obtain additional capital will depend on market conditions, the U.S. economy and other factors outside our control. If we do not obtain adequate financing or such financing is not available on acceptable terms, our ability to continue our operations would be significantly limited. If we are not able to sell all of the securities offered in this financing, or complete such additional equity or debt financing, we may not have the funds necessary to fully execute our objectives. Our failure to secure necessary financing on a timely basis when needed (including the maximum offering amount hereunder) could have a material adverse effect on our business, prospects, financial condition and results of operations.

If we raise additional funds through the issuance of additional debt securities, then such securities may have rights, preferences or privileges senior to those of the securities offered hereby, and holders of the securities offered hereby may experience dilution. If we raise additional funds through the issuance of debt, we will be required to service that debt and will likely become subject to restrictive covenants and other restrictions contained in the instruments governing that debt, which may limit our operational flexibility.

Offerings under Section 4(a)(6) of Securities Act of 1933, as amended (the "Securities Act"), are exempt from state and federal registration requirements. Therefore, there is less disclosure of, or publicly available, information contained in this document than would typically be provided in a registered offering. While we have attempted to summarize the risks to the best of our ability, there may in fact be risks associated with

participating in this offering, and Company-specific risks that have not been contemplated in this document.

Investments in private companies, particularly early stage companies such as us, involve a high degree of risk. Early stage companies are usually comparatively more vulnerable to developments such as rapid changes in technology, fluctuations of demand and prices and to marketing competition from larger, more well established competitors. Therefore, we cannot assure that we will ever achieve or maintain profitability from our operations.

The market values of investments in private companies (especially early stage companies such as us) are difficult to determine. They generally are subject to negotiations between company management and prospective investors, and may result in values that are highly arbitrary. Furthermore, a private investment made in our company will be illiquid and likely will be long term in nature and may require years from the date of initial investment before disposition, if ever. The value of your investment may be lost or substantially devalued at liquidity.

Neither the Convertible Promissory Notes to be issued in this offering (the "Notes") nor the securities issuable upon their conversion will be registered under the Securities Act, or the securities laws of any state or other jurisdiction, and will not be subject to resale unless they are subsequently registered under the Securities Act and other applicable securities laws or an exemption from registration is available. Thus, there will no public market for the Notes or the securities issuable upon conversion of the Notes, and no public market is expected to develop.

Given the early stage of our company and the rapidly evolving nature of the markets in which we compete, we may experience significant fluctuations in our future operating results due to a variety of factors, many of which are outside our control. Factors that may adversely affect our future operating results include, without limitation, unforeseen development costs, variable operating costs, general economic conditions and market conditions, and the development or introduction of new technological innovations, products or services by our competitors. If we are unable to address the above factors, our operating results may fall below the expectations of management, which could adversely affect our business.

Our future success depends on the efforts of a small management team. The loss of services of any of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

COVID-19 has had an impact on our business. In the first quarter of 2020, we experienced disruption to our supply chain that affected our sales revenue. In addition, our year-to-date revenue is approximately 20-25% lower than our forecasted revenues for the same period. This is also due to the COVID-19 health crisis and its impact on the economy. For example, some farmers have delayed adopting new technology due to the economic impact and uncertainty caused by the COVID-19 pandemic. These factors, coupled with decreased business and consumer confidence and substantial unemployment resulting from the declared global pandemic of COVID-19 and restrictions on activity, have precipitated a sharp economic slowdown and recession, and the economic climate may deteriorate further. The extent and duration of the effects of the COVID-19 pandemic and economic downturn are difficult to predict, which makes our future performance more difficult to predict. If the COVID-19 pandemic and economic downturn persist, or if they worsen, we expect that our business will continue to be adversely affected, resulting in a further negative impact on our business, financial condition, results of operations and cash flows.

For GroGuru to execute on its multi-year growth plan, it needs to add key people in target geographies to build sales channels and drive sales growth. If we are unable to hire these key people, it can potentially slow sales growth and could adversely effect the company.

GroGuru has protected some of its core intellectual property with United States and international patents (patents owned by GroGuru, Inc.). If these patents are challenged or overturned, this could aversely effect the company.

Laws and regulations in the United States that provides financial incentives to farmers, such as the Farm Bill, could be removed or changed, which could slow sales growth and adeversely effect the company.

GroGuru is in the early stage of a multi-year growth plan. Macroeconomic changes could slow sales growth.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may vote to amend the terms of the certicicate of

incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares.

As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $8,500,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

GroGuru, Inc.

- Delaware Corporation
- Organized June 2014
- 11 employees

4250 Executive Square
Suite 200
La Jolla CA 92037

https://www.groguru.com/

Business Description

Refer to the GroGuru profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

GroGuru is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.